Exhibit (d)(14)

AMENDMENT NO. 2

TO INVESTMENT SUB-ADVISORY AGREEMENT

Amendment No. 2 to INVESTMENT SUB-ADVISORY AGREEMENT dated as of January 1, 2002, which includes Amendment No. 1 dated May 1, 2004, by and among Thrivent Financial for Lutherans, Thrivent Series Fund, Inc., and T. Rowe Price Associates, Inc. (the “Agreement”) hereby amends the Agreement by deleting Schedule I to the Agreement in its entirety and replacing it with Exhibit A to this Amendment, attached hereto.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

THRIVENT FINANCIAL FOR LUTHERANS

By: /s/ Russell W. Swansen
Name:	Russell W. Swansen
Title:	Senior Vice President and Chief Investment Officer

THRIVENT SERIES FUND, INC.

By: /s/ Russell W. Swansen
Name:	Russell W. Swansen
Title:	President

T. ROWE PRICE ASSOCIATES, INC.

By: /s/ Fran Pollach-Matz
Name:	Fran Pollack-Matz
Title:	Vice President

EXHIBIT A

Schedule I

Dated as of March 1, 2013

Sub-advisory Fees

Compensation pursuant to paragraph IV of this Sub-advisory Agreement shall be payable monthly in arrears and calculated in accordance with the following schedule applied to aggregate average daily net assets that are subject to the Sub-adviser’s investment discretion in the Portfolio:

Thrivent Partner Growth Stock Portfolio

Average Net Daily Assets	Annual Rate
$0-500 million Over $500 million	0.40% 0.35%

Thrivent Partner Small Cap Value Portfolio

Average Net Daily Assets	Annual Rate
All assets	0.60%

For the purposes of determining the sub-advisory fees, average daily net assets include all assets managed by the Sub-adviser, less net cash. Net cash is defined as the total cash in the Portfolio, less the amount necessary to cover the derivative exposure.